
07005688


SEC MAIL
RECEIVED
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WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Americas Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York (City) **NY** (State) **10020** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Anota **201-839-8948**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Anota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHRISTOPHER RUFFINO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU5050164
Qualified In Dutchess County
My Commission Expires December 05, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR - 2 2007
WASH. D.C.
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SECTION

STATEMENT OF FINANCIAL CONDITION

SG Americas Securities, LLC
December 31, 2006
With Report of Independent Registered Public Accounting Firm

(A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York regional office of the Securities and Exchange Commission, the region in which SG Americas Securities, LLC has its principal place of business)

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2007

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2006

(In Thousands)

Assets		
Cash		$ 9,562
Cash segregated under Federal and other regulations		1,613,298
Securities owned, at fair value	$ 5,356,033	
Securities owned, pledged to creditors	1,013,698	
Total securities owned		6,369,731
Securities purchased under agreements to resell		1,323,999
Securities borrowed		20,572,723
Securities received as collateral		37,128
Receivable from brokers, dealers and clearing organizations		875,672
Receivable from customers		37,945
Receivable from non-customers		78,138
Due from affiliates		93,137
Secured demand notes		150,000
Exchange memberships, at cost (market value $2,110)		398
Furniture, fixtures, equipment and leasehold improvements, (net of accumulated depreciation of $294)		491
Other assets		235,198
Total assets		$ 31,397,420
Liabilities and member's equity		
Liabilities:		
Short-term bank loans		$ 1,358
Securities sold, not yet purchased, at fair value		719,387
Securities loaned		18,193,258
Obligation to return securities received as collateral		37,128
Payable to brokers, dealers and clearing organizations		229,599
Payable to customers		44,553
Payable to non-customers		8,295,496
Accounts payable, accrued expenses and other liabilities		459,699
Subordinated debt		2,140,000
Total liabilities		30,120,478
Member's equity		1,276,942
Total liabilities and member's equity		$ 31,397,420

See accompanying notes.

SG Americas Securities, LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company, and wholly owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a Delaware corporation, which is a wholly owned subsidiary of SG Americas, Inc. ("SGAI"). SGAI is a wholly-owned subsidiary of Société Générale ("SG"). SG is a large diversified financial institution based in Paris, France and engaged in three core businesses: retail banking and financial services; asset management, private banking, and securities services; and corporate and investment banking.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions; Energy & Natural Resources; Infrastructure & Transportation; Media, Telecom & Sports; and Real Estate Gaming & Lodging.

The Company is registered under the laws of the State of Delaware and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers ("NASD"), and other regional exchanges.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities

Securities owned and securities sold, not yet purchased are stated at market value. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Proprietary securities transactions are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Customers' securities transactions are recorded on a settlement date basis.

Secured Finance Transactions

Securities purchased under agreements to resell, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. There were no securities sold under agreements to repurchase at December 31, 2006. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in receivable from brokers, dealers and clearing organizations and payable to brokers, dealers and clearing organizations, respectively, in the Statement of Financial Condition.

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

2. Summary of Significant Accounting Policies (continued)

Receivable From and Payable to Customers and Non-Customers

Receivable from and payable to customers and non customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the Statement of Financial Condition.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

The Company is a single member limited liability company that has selected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of its Member's tax filings.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices. Certain non-marketable positions are valued to the extent publicly available information related to the underlying asset is available or from various pricing models.

Accounting Developments

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adoption of SFAS No. 157 will have on its financial statements.

2. Summary of Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 primarily requires an entity to 1) recognize as an asset the over-funded status or a liability for under funded status, 2) measure the plan assets and obligations as of the end of the employer's fiscal year and 3) recognize changes in funded status within comprehensive income in the year the changes occur. The Company is currently evaluating the impact that adoption of SFAS No. 158 will have on its financial statements.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2006 are included in the accompanying Statement of Financial Condition under the following captions (in thousands):

Assets	
Cash	$ 26
Securities purchased under agreement to resell	1,323,999
Securities borrowed	108,716
Securities received as collateral	18,871
Receivable from brokers, dealers and clearing organizations	32,884
Receivable from customers	1,450
Receivable from non-customers	60,905
Due from affiliates	93,137
Secured demand notes	150,000
Liabilities	
Securities loaned	9,916,234
Obligation to return securities received as collateral	18,871
Payable to brokers, dealers and clearing organizations	79,928
Payable to customers	4,164
Payable to non-customers	8,225,547
Accounts payable, accrued expenses and other liabilities	40,877
Subordinated debt	2,140,000

Further information with respect to subordinated debt with affiliates is presented in Note 9.

3. Transactions with Related Parties (continued)

Pursuant to a retrocession agreement with SG, the Company acts as SG's agent and broker in the United States markets for the purchase and sale of equity, equity derivative and debt securities. Receivables from these commissions total $73.7 million and are included net of a payable of $15.8 million and included in due from affiliates. SG's trading balances from this activity total $60.7 million and $8.2 billion and are included in receivable from and payable to non-customers, respectively.

The Company operates a matched book for SG's international stock borrow and loan business where the Company primarily borrows from third party counterparts and lends to SG. At December 31, 2006, the value of securities borrowed from and loaned to SG were approximately $98.1 million and $9.9 billion, respectively. Other affiliated securities borrowed and loaned transactions were approximately $10.6 million and $8.3 million, respectively. Interest receivable and interest payable from these transactions totaled $8.8 million and $45 million respectively and are included in receivables from and payables to brokers, dealers and clearing organizations. Interest payable related to stock loan transactions with other affiliates totals $34.9 million and is included in payables to brokers, dealers, and clearing organizations.

The Company acts as a trading advisor for the Topaz Fund and in this capacity receives a management and incentive fee according to the trading advisory agreement. Fees receivable from this activity total $5.9 million and are included in due from affiliates.

The Company's excess cash is invested in securities purchased under agreements to resell arrangements ("reverse repos") with SG's New York branch. These reverse repos are collateralized by U.S. government and agency obligations and are monitored daily for credit exposure.

The Company provides securities clearing, settlement and custody services for various affiliates. Related balances are reflected in receivables from and payables to non-customers on the Statement of Financial Condition which total $0.2 million and $58.2 million respectively. In addition, receivables from customers and payable to customers total $1.5 million and $4.2 million, respectively.

Securities transactions by foreign affiliates of the Company with U.S. investors are effected through the Company. Fees receivable from these transactions total $12.9 million and are included in due from affiliates.

3. Transactions with Related Parties (continued)

Pursuant to a service agreement with SGAI, the Company pays service fees that include, but are not limited to; office space, facilities administration and security, credit administration, risk management, human resources administration and insurance. The related liability of $9.9 million is recorded in accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

Payables to other affiliates related to service fees and securities transactions total $24.2 million and are included in accounts payable, accrued expenses and other liabilities.

4. Employee Benefits

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan. Employees are eligible to participate in the 401(k) Plan from their date of hire if they were at least 21 years of age. Employees are able to contribute from 1% and over, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the “Pension Plans”). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans, which are administered by SG. The Company’s allocated share of the pension obligation as of December 31, 2006 is approximately $2.5 million and is included in accounts payable, accrued expenses and other liabilities.

5. Deferred Compensation

The Company sponsors a voluntary deferred compensation plan for eligible employees. A deferred compensation liability of $58.2 million is included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition. The liabilities related to this deferred compensation plan are joint and several with SG. Contributions are made on a tax deferred basis. The employee deferrals are charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the indexed funds.

5. Deferred Compensation (continued)

The Company requires selected employees to defer a portion of their performance related compensation. Participants are allowed to invest in alternative investment vehicles, which vest over a period of three years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the indexed funds. The Company has recorded a liability of $25.2 million included in accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

SG also sponsored annual plans enabling eligible employees to defer a portion of their annual performance related compensation to make a hypothetical investment in an alternative investment vehicle indexed to the performance of investments made in the SG Merchant Banking Fund L.P., a related party. The Company has not made an equity investment in the SG Merchant Banking Fund L.P., but its liability to its employees is based upon the performance of their hypothetical investments. There was no plan covering investments made under the plan in 2006. The Company has recorded liabilities of approximately $819 thousand as of December 31, 2006, which is included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition.

In the past, the Company's employees were granted awards under SG's various stock incentive plans. SG sponsors an Employee Stock Purchase Plan ("ESPP") called the Société Générale International Group Savings Plan, allowing employees to purchase SG stock at a 20% (15% in certain jurisdictions) discount. The Company provided matching contributions to the ESPP, which were equal to a specified percentage of the employees' contribution, as defined by the ESPP. Employee shares were non-forfeitable when issued and accordingly are not subject to any vesting provisions.

SG has also granted certain employees of the Company options to purchase shares of SG stock. Such options have been granted to employees of the Company with exercise prices equal to the average of the opening trading price of SG shares on the Euronext Paris SA exchange during the 20 trading days prior to the date of grant. Generally, the options become exercisable upon the completion of a three year vesting period and expire seven years from the date of grant.

Certain eligible employees participate in a Société Générale Corporate and Investment Banking Partnership. The participants in the partnership are selected every year and are entitled to receive an amount determined based on the net income of Société Générale's Corporate and Investment Banking division. Participants are eligible to receive the award only if certain return on equity goals are met in the partnership year. To the extent awards are earned, they are subject to cliff vesting over a four year period.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value, consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Governments	$ –	$ 25,010
Equity securities	6,281,988	692,861
Corporate debt securities	87,743	1,516
	$6,369,731	$ 719,387

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2006 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 45,500	$ 95,956
Clearing organizations	182,303	260
Fees and commissions	127,562	133,383
Net unsettled trades	520,307	–
	$ 875,672	$ 229,599

Securities failed to deliver and receive represent the contract value of securities, which have not been delivered or received by the Company on settlement date.

Receivable from clearing organizations primarily represents deposits that enable the Company to participate in the respective clearing organization's clearing activities. Payable to clearing organizations primarily represents amounts due pursuant to overnight securities lending arrangements with a clearing organization.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2006, the Company had net capital of $2,693.2 million, which was $2,691.7 million in excess of the net capital requirement of $1.5 million.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"), the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2006, the Company had a customer reserve requirement of $71.8 million. At December 31, 2006, the Company had approximately $1.6 billion segregated on deposit for the exclusive benefit of customers.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2006, the Company had no PAIB reserve requirement.

9. Subordinated Debt

Subordinated debt funding is provided by affiliated companies. Subordinated debt is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated debt may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

At December 31, 2006 subordinated debt totaled $2.14 billion and consisted of cash subordinated agreements of $270 million with an interest rate of three month Libor + 70 bps, $220 million with an interest rate of three month Libor + 50 bps, and secured demand notes of $150 million, with an interest rate of .125%. In addition, the company obtained an additional $1.5 billion in subordinated debt during the year with an interest rate of three month Libor + 50 bps, $1 billion maturing in May 2010 and $500 million maturing in June 2010. The fair value of the subordinated debt approximates carrying value as of December 31, 2006.

10. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the financial statements. Based upon the credit quality of counterparties, collateral values and past loss experience, management of the Company believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of affiliates, institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Financial futures and options are held primarily for economic hedging purposes. As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates. Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate.

10. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The following summarizes the fair value of the Company's positions in derivative financial instruments at December 31, 2006 (in thousands):

	Fair Value	
	Assets	**Liabilities**
Futures purchased/sold	$ 8,086	$ 19,189
	$ 8,086	$ 19,189

The Company has margin requirements for futures with an affiliate, Fimat USA, Inc. of $216.3 million at December 31, 2006 that are satisfied by a pledge of U.S. Treasury securities subject to resale agreements of $268.2 million.

The fair value of futures contracts with Fimat are reported net along with cash margin balances and included in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition in the amount of $24.1 million.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2006, the Company obtained securities with a fair value of approximately $21.9 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under both proprietary and customer short sales.

10. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

In accordance with Financial Accounting Standards Board released SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At December 31, 2006, these amounts totaled $37.1 million and are reflected as securities received as collateral and obligation to return securities received as collateral on the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices.

11. Commitments and Contingent Liabilities

In the normal course of business, the Company may be named as a defendant in civil litigation, arbitration or other judicial proceedings. In addition, the Company, like most large complex financial institutions, receives numerous regulatory inquiries and is involved in various regulatory investigations. While some of these inquiries may result in some regulatory resolution, we do not believe the resolution of any of these inquiries will have a material impact on the financial statements of the firm.

In addition, the Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.


END